Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Tenzing Acquisition Corp. on Amendment No. 1 to Form S-4, File No. 333-245057 of our report dated May 1, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Tenzing Acquisition Corp. as of February 29, 2020 and February 28, 2019, and for the year ended February 29, 2020 and for the period from March 20, 2018 (inception) through February 28, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

October 5, 2020